UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This total includes 3,000,000 shares of Common Stock, par value $0.01 per share, which the Reporting Persons have a right to acquire, but as of the filing of this Amendment No. 8 to Schedule 13D have not acquired, under the Amended Securities Purchase Agreement, as previously disclosed in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2012.
**	This calculation is based on 81,903,480 shares of Common Stock, par value $0.01 per share, outstanding as of July 9, 2012, which includes (i) the number of outstanding shares of Common Stock, par value $0.01 per share, as of July 8, 2012, as reported by the Issuer in the Amended Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2012 and (ii) the 3,000,000 shares of Common Stock, par value $0.01 per share, obtainable upon exercise of the right to acquire such shares described in the note above. This calculation reflects the ownership percentage of the Reporting Persons when and if such 3,000,000 shares of Common Stock are issued.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This total includes 3,000,000 shares of Common Stock, par value $0.01 per share, which the Reporting Persons have a right to acquire, but as of the filing of this Amendment No. 8 to Schedule 13D have not acquired, under the Amended Securities Purchase Agreement, as previously disclosed in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2012.
**	This calculation is based on 81,903,480 shares of Common Stock, par value $0.01 per share, outstanding as of July 9, 2012, which includes (i) the number of outstanding shares of Common Stock, par value $0.01 per share, as of July 8, 2012, as reported by the Issuer in the Amended Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2012 and (ii) the 3,000,000 shares of Common Stock, par value $0.01 per share, obtainable upon exercise of the right to acquire such shares described in the note above. This calculation reflects the ownership percentage of the Reporting Persons when and if such 3,000,000 shares of Common Stock are issued.

CUSIP No. 153435102

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012 and Amendment No. 7 thereto filed on July 11, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons hereby add the following disclosure to this Item 3:

As previously disclosed in Amendment No. 7 to Schedule 13D filed on July 11, 2012, the right to acquire an additional 3,000,000 shares of Common Stock under the Amended Securities Purchase Agreement represents a purchase price adjustment. No additional consideration is payable in respect of such shares.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On September 13, 2012, the Board of Directors of the Issuer voted to approve the appointment of Mr. Tariko as Interim President of the Issuer. The appointment will become effective as soon as practicable but in any event upon the filing by the Issuer of its restated financial statements with the Securities and Exchange Commission. Mr. Tariko will continue to serve as Chairman of the Board of Directors of the Issuer. In connection with Mr. Tariko’s appointment, the Issuer’s Board of Directors revised the Issuer’s corporate governance framework to, among other things, establish the relative responsibilities of the Interim President and the Interim CEO. This governance framework is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 18, 2012 and is incorporated herein by reference.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 5.	Interests in Securities of the Issuer.

The Reporting Persons hereby update the disclosure in this Item 5 as follows:

The Reporting Persons hold shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 12,920,411 shares of Common Stock and the right to acquire 3,000,000 shares of Common Stock under the Amended Securities Purchase Agreement, representing approximately 19.4% of the Common Stock currently issued and outstanding (giving effect to the issuance of the additional 3,000,000 shares of Common Stock when and if such issuance occurs).

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko